1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Sets July 21 Record Date for Common Share Dividends
Hsinchu, Taiwan, R.O.C. — June 25, 2009 — TSMC (TWSE: 2330, NYSE: TSM) today set July 21, 2009 as the record date for its common stock entitled to participate in this cash and stock dividend distribution. The ex-dividend date for TSMC common shares shall be July 15, 2009. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (July 17 through July 21, 2009) for registration transfer.
The ex-dividend date for TSMC American Depositary Shares (ADSs) will also be July 15, 2009. The record date for TSMC ADSs entitled to participate in this cash and stock dividend distribution will be July 17, 2009. Holders of ADSs are encouraged to check with their securities brokers for receipt of the cash and stock dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Ms. Emi Mak at CitiBank, N.A. (Tel: +1-212-816-6693; email: emi.p.mak@citi.com)

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung	Mr. Michael Kramer
Vice President and CFO	Deputy Director	Technical Manager	Principal Specialist
Tel: 886-3-566-4602	PR Department, TSMC	PR Department, TSMC	PR Department, TSMC
	Tel: 886-3-505-5028	Tel: 886-3-563-6688 ext. 7125038	Tel: 886-3-563-6688 ext. 7126216
	Mobile: 886-928-882607	Mobile: 886-911-258751	Mobile: 886-926-026632
	E-Mail: jhtzeng@tsmc.com	E-Mail: cychung@tsmc.com	E-Mail: pdkramer@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 25, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer